Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-166441

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 30, 2010)

West Coast Bancorp

Up to $30,000,000
Common Stock

This prospectus supplement and accompanying prospectus relate to the offer and sale from time to time of shares of our common stock, no par value per share, having an aggregate offering price of up to $30,000,000 through Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as our sales agent, or to Sandler O’Neill as principal for its own account, at a price agreed upon at the time of sale, for resale.  If we sell shares of our common stock to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will enter into a separate terms agreement setting forth the terms of such transaction, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

Our common stock is listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “WCBO.”  The last reported sales price of our common stock as reported on the NASDAQ on June 23, 2010 was $2.87 per share.

The shares of our common stock to which this prospectus supplement relates generally will be offered and sold through our sales agent over a period of time and from time to time in transactions at market prices prevailing at the time, at prices related to the prevailing market prices or at negotiated prices, pursuant to a sales agency agreement.  Accordingly, an indeterminate number of shares of common stock will be sold up to the number of shares having an aggregate offering price of up to $30,000,000.  We will pay Sandler O’Neill a commission equal to 2.75% of the gross sales price per share for any shares sold through Sandler O’Neill under the sales agency agreement unless the parties agree otherwise.  The net proceeds we receive from the sale of the shares to which this prospectus supplement relates will be the gross proceeds received from such sales less the commissions or discounts and any other costs we may incur in issuing the shares.  See “Plan of Distribution” for further information.

Investing in the shares of our common stock involves risks.  See “Risk Factors” on page S-6 of this prospectus supplement, in our Annual Report on Form 10-K for the year ended December 31, 2009, in our Quarterly Report for the quarterly period ended March 31, 2010, and in all subsequent filings under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

None of the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or any regulatory agency has approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

These shares of common stock are not deposits or accounts or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental or regulatory agency or instrumentality.

__________________________________________________

__________________________________________

The date of this prospectus supplement is June 24, 2010

                                                                                 TABLE OF CONTENTS

                                                                                  Prospectus Supplement

Certain U.S. Federal Tax Considerations  For Non-U.S. Holders Of Our Common

                                                                                             Prospectus

You should rely only on the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus.  We have not, and Sandler O’Neill has not, authorized anyone to provide you with different or inconsistent information.

We are not making an offer of the shares of common stock covered by this prospectus supplement in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates thereof.  Our business, financial condition, results of operations and prospects may have changed since such dates.

S-ii

About This Prospectus Supplement

This document consists of two parts.  The first part is the prospectus supplement, which describes the specific terms of the offering.  The second part is the prospectus, which describes more general information, some of which may not apply to the offering.  You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference into this prospectus supplement and the additional information described under the heading “Where You Can Find More Information” below.

All references in this prospectus supplement to “we,” “our,” “ours,” and “us” refer to West Coast Bancorp, an Oregon corporation and bank holding company, and its successors and include our consolidated subsidiaries, unless the context otherwise requires.  References to the “Bank” mean West Coast Bank, our principal operating subsidiary.  We refer to the Securities and Exchange Commission as “the SEC” and the Federal Deposit Insurance Corporation as “the FDIC.”

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Currency amounts in this prospectus supplement are stated in U.S. dollars.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.  The SEC also maintains an internet website, at www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.  Additionally, we make these filings available, free of charge, on our website at www.wcb.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.  Except for those SEC filings incorporated by reference into this prospectus supplement, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus supplement.

Information Incorporated By Reference

The SEC allows us to disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future.  The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus.

We incorporate by reference into this prospectus supplement the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) until the termination of this offering:

•    our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 11, 2010 and any amendments thereto (including the Form 10-K/A filed with the SEC on May 26, 2010);

•    our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and any amendments thereto, filed with the SEC on May 10, 2010;

•    our Current Reports on Form 8-K and amendments thereto filed with the SEC on January 6, 2010, January 20, 2010 (as supplemented by the Current Report on Form 8-K/A filed on March 25, 2010), January 21, 2010, February 16, 2010, March 3, 2010, April 30, 2010 and June 24, 2010 (other than the portions of those documents “furnished” and not deemed to be “filed” under SEC rules);

•    those portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2010, deemed incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•    the description of our Preferred Stock Purchase Rights contained in the Form 8-A12B Registration Statement filed with the SEC on October 28, 2009, including any amendment or report filed with the SEC for the purpose of updating the description; and

•    the description of our common stock contained in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and any amendment or report filed with the SEC for the purpose of updating the description.

To the extent that any information contained in any report in Form 8-K or any exhibit thereto, was or is “furnished” to, rather than “filed” with, the SEC, such information or exhibit is specifically not incorporated by reference.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement is modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus supplement.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

5335 Meadows Road—Suite 201
Lake Oswego, Oregon  97035
(503) 684-0884
Attention:  Corporate Secretary

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and are made pursuant to the safe harbors of the PSLRA. Any statements containing the words “could,” “may,” “should,” “plan,” “believes,” “anticipates,” “estimates,” “predicts,” “expects,” “projects,” “potential,” or “continue,” or words of similar import, constitute “forward-looking statements,” as do any other statements that expressly or implicitly predict future events, results, or performance. The actual results of West Coast Bancorp could be quite different from those expressed or implied by the forward-looking statements. Factors that could cause results to differ from results expressed or implied by our forward-looking statements include, without limitation:

•    General economic conditions, whether national or regional, and conditions in real estate markets, that may affect the demand for our loan and other products, lead to further declines in credit quality and additional loan losses, negatively affect the value and salability of the real estate that we own or is the collateral for many of our loans and hinder our ability to increase lending activities;

•    The effect of market conditions in our service areas on our efforts to continue to reduce our levels of nonperforming assets and increase loan originations;

•    Changing bank regulatory conditions, policies, or programs, whether arising as new legislation or regulatory initiatives or changes in our regulatory classifications, that could lead to restrictions on activities of banks generally or West Coast Bank in particular, increased costs, including deposit insurance premiums, the elimination or expiration of programs expanding deposit insurance coverage, regulation or prohibition of certain income producing activities, or changes in the secondary market for bank loan and other products;

•    Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields the Bank earns on loans and increase rates the Bank pays on deposits, the loss of our most valued customers, defection of key employees or groups of employees, or other losses;

•    Increasing or decreasing interest rate environments, including the slope and level of the yield curve, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of the Company’s investment securities; and

•    Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Forward-looking statements are subject to risks and uncertainties related to the Company’s ability to, among other things: dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expense growth; and monitor and manage the Company’s financial reporting, operating and disclosure control environments.

Any or all of these factors could have an adverse impact on our financial position and our results of operations. Some of these and other factors are discussed in this prospectus supplement under the caption “Risk Factors” and elsewhere in the documents incorporated by reference, including but not limited to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and in subsequent filings. Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference into this prospectus supplement or the accompanying prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference might not occur, and you should not put undue reliance on any forward-looking statements.

Prospectus supplement summary

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus supplement or the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference before making an investment decision.

West Coast Bancorp

West Coast Bancorp is an Oregon corporation headquarteed in Lake Oswego, Oregon and registered with the Federal Reserve as a bank holding company. Our principal business activities are conducted through our commercial bank and primary operating subsidiary, West Coast Bank, an Oregon state-chartered bank with deposits ensured by the FDIC. With approximately $2.7 billion in assets, West Coast Bank operated through 65 locations in Oregon and Washington. The Company combines the sophisticated products and expertise of larger banks with the local decision making, market knowledge, and customer service of a community bank. Out website address is www.wcb.com. Except for those SEC filings incorporated by reference into this prospectus supplement, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus supplement.

At March 31, 2010, we had, on a consolidated basis, total assets of $2,661,709,000, total deposits of $2,065,423,000 and stockholders' equity of $260,497,000.

Our principal executive office is located as 5335 Meadows Road -- Suite 201, Lake Oswego, Oregon 97035, telephone number (503) 684-0884.

the offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospecus supplement entitled “Description of Capital Stock.”

Issuer	West Coast Bancorp, Oregon corporation.
Common stock offered	Shares of common stock, no par value per share, having an aggregate offering price of up to $30,000,000.
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including supporting the capital of the Bank. See “Use of Proceeds” below.
Risk factors	An investment in our common stock is subject to risks. Please refer to “Risk Factors” and other information included or incorporated by reference into this prospectus supplement of the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our commin stock.
Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ under the symbol “WCBP.”

Risk Factors

An investment in shares of our common stock is subject to certain risks.  The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.  Before you decide to invest in our common stock, you should consider the risk factors below relating to the offering as well as the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as supplemented by our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010 and in the other documents incorporated by reference into this prospectus supplement or the accompanying prospectus.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive, and you could lose all or part of your investment.

The trading price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control.  In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies.  Among the factors that could affect our stock price are:

•         actual or anticipated quarterly fluctuations in our operating results and financial condition;

•         changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to our common stock or those of other financial institutions;

•         failure to meet analysts’ loan and deposit volume, revenue, asset quality or earnings expectations or estimates;

•         speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•         strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•         actions by our current stockholders, including sales of common stock by existing stockholders and/or directors and executive officers;

•         fluctuations in the stock price and operating results of our competitors;

•         future sales of our equity or equity-related securities;

•         changes in the frequency or amount of dividends or share repurchases;

•         proposed or adopted legislative or regulatory changes or developments;

•         anticipated or pending investigations, proceedings or litigation that involve or affect us;

•         domestic and international economic, market and political conditions unrelated to our performance;

•         changes in interest rates;

•         additions or departures of key personnel;

•         the performance of the national and Pacific Northwest economy and the real estate markets in the Pacific Northwest; and

•         general market conditions and, in particular, developments related to market conditions for the financial services industry.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments, but our subsidiaries’ ability to make distributions is limited by contractual arrangements and applicable laws and regulations.

Substantially all of our activities are conducted through West Coast Bank, and, consequently, as the parent company of the Bank, we receive substantially all of our revenue as dividends from the Bank.  On October 26, 2009, the Company announced that the Bank had entered into a Stipulation and Consent with the FDIC and the Oregon Division of Finance and Corporate Securities (the “DFCS”), its primary banking regulators, agreeing to the issuance of an Order to Cease and Desist (the “Consent Order”) effective as of October 22, 2009.  Under the Consent Order, the Bank is prohibited from paying dividends without the prior consent of the FDIC and the DFCS.  In addition, on December 15, 2009, we entered into a Written Agreement (the “Written Agreement”) with the Federal Reserve Bank of San Francisco (the “Reserve Bank”) and the DFCS agreeing not to take any dividends or other payments representing a reduction in capital from the Bank without the prior consent of the Reserve Bank and the DFCS.  We do not know when or if the Bank will receive regulatory approval to pay dividends to us in the future or when or if we will receive regulatory approval to accept any such dividends.  In addition, under federal banking laws, the Bank may not pay cash dividends if such payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements.  The Oregon Bank Act also conatins limitations on dividends applicable to the Bank, and state and federal regulatory authorities are authorized to prohibit the Bank from paying dividends that would constitute an unsafe or unsound banking practice.

We have suspended payment of cash dividends on our common stock and may not pay any cash dividends on our common stock for the foreseeable future.

On September 23, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities.  We may not pay any cash dividends on our common stock until we are current on interest payments on our outstanding junior subordinated debentures.  Dividends from the Bank are the primary source of funds for payment of cash dividends to our shareholders, and pursuant to the Consent Order, the Bank is prohibited from paying cash dividends without the prior consent of the FDIC and the DFCS.  Pursuant to the Written Agreement, the Company is prohibited from paying dividends to shareholders without the prior consent of the Reserve Bank, the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve Director”), and the DFCS.  We do not know when or if the Bank will receive regulatory approval to pay dividends to the Company in the future or when or if we will receive regulatory approval to accept any such dividends from the Bank or pay dividends to our shareholders.  As noted above, even if we obtain regulatory approval to pay dividends, we may not pay any cash dividends on our capital stock until we are current on interest payments on our outstanding junior subordinated debentures associated with our pooled trust preferred securities.

Our common stock is equity and therefore is subordinate to our indebtedness and preferred stock.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness.  As such, shares of our common stock will rank junior to all indebtedness, including junior subordinated debentures issued in connection with our trust preferred securities, and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.  Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding, including our mandatorily convertible cumulative participating preferred stock, Series B (the “Series B Preferred Stock”).  For more information regarding the securities that remain outstanding following the Company’s October 2009 private capital raise, see the discussion under the subheading “Private Capital Raise” in the section “Overview” included in Item 7 of our Form 10-K for the year ended December 31, 2009 and “Description of Capital Stock” below.

There may be future sales (including by investors in our October 2009 capital raise with respect to whom 89.5 million shares of common stock were previously registered for resale) or other dilution of our equity (including from the conversion of the Series B Preferred Stock into our common stock), which may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of our common stock or of preferred stock.  The issuance of any additional shares of common stock, preferred stock or convertible securities or the exercise of such securities could be substantially dilutive to holders of our common stock.  The market value of our common stock could also decline as a result of sales by us of a large number of shares of common stock or any future class or series of stock in the market or the perception that such sales could occur.  Of the 89.5 million shares of common stock that were originally registered for resale for the investors in the October 2009 private capital raise, 71.4 million shares are issued and outstanding, and 18.1 million shares are issuable upon conversion of Series B Preferred Stock that is presently outstanding or issuable upon exercise of certain Class C Warrants issued in the private placement transactions.  Dilution to our holders of common stock will occur upon the mandatory conversion of the Series B Preferred Stock into our common stock which would occur upon transfer to a third party transferee in a widely dispersed offering.  Additional shares of Series B Preferred Stock will also be issued upon exercise of all or part of the Class C Warrants.  For more information regarding the Company’s private capital raise, see the discussion under the subheading “Private Capital Raise” in the “Overview” section included in Item 7 of our Form 10-K for the year ended December 31, 2009.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Oregon law and of our charter and bylaws and our Tax Benefit Preservation Plan (which are described in more detail in the section entitled “Description of Capital Stock”) could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us.  Please refer to the section entitled “Anti-Takeover Provisions” in the accompanying prospectus for more information regarding such provisions.

Resales of our common stock in the public market following the offering may cause its market price to fall.

We may issue shares of our common stock with an aggregate offering price of up to $30,000,000 in connection with this offering.  The issuance of these new shares could have the effect of depressing the market price for shares of our common stock.

We have broad discretion in how we use the proceeds from this offering.

Our management will have significant flexibility in applying the net proceeds of this offering.  You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.  It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for the Company.  The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Risks Related to Our Business

Difficult market conditions have adversely affected and may continue to have an adverse affect on our industry.

The capital and credit markets have been experiencing high levels of volatility and disruption for more than twenty-four months.  Severe declines in the housing market over the past twenty-four months, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including the Bank.  These write-downs have caused us and many financial institutions to seek additional capital, while others have merged with larger and stronger institutions or, in some cases, failed.  Market turmoil and tight credit have also led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations, and may continue to do so.  In particular, we may face the following risks in connection with these events:

•   We expect to face increased regulation of our industry, including as a result of new legislation and regulations and prior legislation, such as the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009.  Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•   Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future performance.

•   The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which process may no longer be capable of accurate estimation and may, in turn, impact its reliability.

•   We may be subject to substantial additional special assessments and higher FDIC premiums if losses further deplete the FDIC deposit insurance fund.

•   Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions and government sponsored entities.

•   We may face increased competition due to intensified consolidation of the financial services industry.

If levels of market disruption and volatility increase or worsen, there can be no assurance that we will not experience an adverse effect, which may be material on our business, financial condition and results of operations.

Continuing economic problems or a sluggish recovery in the markets we serve may adversely affect our ability to achieve a return to earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans and loan opportunities are to businesses and individuals in our markets in Oregon and Washington.  The economy in this region has been severely impacted by the same challenges facing the economy nationally, and this region has seen particularly severe increases in unemployment and declines in the residential and commercial real estate markets.  The local economy has shown signs of improvement similar to those seen nationally, although the Pacific Northwest has historically been slower to recover from recessionary periods than other parts of the national economy.  There are signs that that may be true again.  Any further deterioration in economic conditions or failure to recover in the markets in which we operate could have a material adverse effect on our business, results of operations, and prospects for a return to earnings and could result in the following consequences:

•  sluggish loan demand and fewer loan opportunities to qualified borrowers;

•  reduced demand for banking products and services, including deposit services;

•  continued reduced or even lower levels of economic activity at our business customers;

•  increased loan delinquencies;

•  further declines in collateral values; and

•  declines in non-interest income.

Future loan losses may exceed our allowance for credit losses.

We are subject to credit risk, which is the risk that borrowers will fail to repay loans in accordance with their terms.  We maintain an allowance for credit losses that represents management’s best estimate, as of a particular date, of the probable amount of loan receivables and unfunded commitments that the Bank will be unable to collect.  An extended recession or further weakening of the economy or a specific industry sector or a rapid change in interest rates could adversely affect our borrowers’ ability to repay loans.  Developments of this nature could result in losses in excess of our allowance for credit losses.  In addition, to the extent that loan payments from borrowers are not timely, the loans will be placed on nonaccrual status, thereby lowering earning assets balances and reducing future interest income, and, in certain circumstances, requiring reversal of previously accrued interest income.  If we determine that it is appropriate to increase the allowance for credit losses to address changing conditions, we will do so through additional provision for credit losses.  Any additional provision for credit losses to increase the allowance for credit losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations.  For more information regarding the Company’s allowance for credit losses, see the discussion under the subheadings “Allowance for Credit Losses” and “Critical Accounting Policies” in Item 7 of our Form 10-K for year ended December 31, 2009.

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Continued deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses.

As of March 31, 2010, approximately 78% of our loan portfolio is secured by real estate, the majority of which is commercial real estate.  As a result of increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs and allowance/provision for credit losses.  Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for credit losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.  In addition, continued deterioration in the credit quality of loans secured by real estate could result in loans that we have restructured becoming delinquent and classified as non-accrual loans.

We continue to hold and acquire a significant amount of other real estate owned (“OREO”) properties, which has led to increased operating expenses and vulnerability to additional declines in real property values.

We foreclose on and take title to the real estate serving as collateral for many of our loans as part of our business.  Real estate owned by the Bank and not used in the ordinary course of its operations is referred to as “other real estate owned” or “OREO” property.  During 2009 and the first quarter of 2010, we continued to acquire a significant amount of OREO.  At March 31, 2010, the Bank had 596 OREO properties with an aggregate book value of $45.2 million.  Large OREO balances have led to significantly increased expenses as we have incurred costs to manage and dispose of these properties and, in certain cases, complete construction of structures prior to sale.  We expect that our operating results in 2010 will continue to be negatively affected by expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, and valuation adjustments, as well as by the funding costs associated with assets that are tied up in OREO.  Any further decrease in market prices of real estate in our market areas may lead to additional OREO write downs, with a corresponding expense in our income statement.  We evaluate OREO property values periodically and write down the carrying value of the properties if the results of our evaluations require it.  The expenses associated with OREO and any further property write downs could have a material adverse effect on our financial condition and results of operations.  At March 31, 2010, we had $85.5 million in nonaccrual loans, which may lead to further increase in our OREO balance in the future.

To reduce our level of non-performing loans, we may elect to sell loans to third parties, which could result in losses for the Bank.

We may elect to sell loans or packages of non-performing loans to third parties.  We expect that such sales could be at prices below the carrying value of the loans, which would require the immediate recognition of additional losses and reduce our capital levels.

Legislative and regulatory initiatives to support the financial services industry have been and may continue to be coupled with numerous restrictions and requirements that could detrimentally affect our business and result in our needing to raise additional capital.

In addition to the well-publicized U.S. Treasury’s Capital Purchase Program under the Troubled Asset Relief Program announced in the fall of 2008, the U.S. Treasury and the FDIC have taken further steps to support and regulate the financial services industry that include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits.  The expiration, modification or termination of existing regulatory support programs may also affect our business, financial condition, results of operations or the price of our common stock.

In addition, new proposals for federal legislation could substantially increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, banking and other fees, certain loan products, new and inconsistent consumer protection regulations and mortgage regulation, among others.  Federal and state legislatures could also adopt laws reducing the amount that borrowers are otherwise contractually required to pay under existing loan contracts or require lenders to extend or restructure certain loans.

We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof.  Compliance with current and potential regulation may significantly increase our costs, impede the efficiency of our internal business processes, require us to maintain our regulatory capital at levels above historical practices and limit our ability to pursue business opportunities in an efficient manner.  In response, we may be required or choose to raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

The value of the securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets and a change in credit risk adjusted rate spreads may impact the fair value of our junior subordinated debentures.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past two years.  Our assessment of the impairment of investment securities considers several uncertain and qualitative factors, including, without limitation, the length of time and extent to which the fair value of a particular security has been less than cost, the financial condition and prospects of the issuer over varying time horizons, expected future cash flows and anticipated timing of such cash flows, and our intent and ability to retain a particular investment long enough to recover value in the future.

There can be no assurance that the declines in market value associated with these disruptions will not result in accounting charges that could have a material adverse effect on our net income and capital levels.

Further, the widening of the credit risk adjusted rate spreads on potential new issuances of junior subordinated debentures above our contractual spreads and recent reductions in three month LIBOR rates have contributed to positive fair value adjustments in our junior subordinated debentures carried at fair value over the last three years.  Tightening of these credit risk adjusted rate spreads and interest rate volatility may result in recognizing fair value adjustments in the form of write-downs charged to earnings in the future.

Our corporate securities portfolio had a $4.2 million net unrealized loss at March 31, 2010. The unrealized loss was associated with the decline in market value of our four investments in pooled trust preferred securities issued primarily by banks and insurance companies. An increase in credit and liquidity spreads and an extension of expected cash flows contributed to the unrealized loss associated with these securities which had a $14.0 million carrying value and a $9.7 million estimated fair value at March 31, 2010.  For more information concerning our investment securities and our investment portfolio, please refer to Note 3—“Investment Securities” in the Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Our business is highly reliant on internal and outsourced technology and our ability to provide the services our customers demand.

The financial services industry is undergoing rapid technological change and we face constant evolution of customer demand for technology-driven financial and banking products and services.  We depend on internal and outsourced technology to support all aspects of our business operations.  Many of our competitors have substantially greater resources to invest in technological improvement and product development, marketing, and implementation.  Any failure to successfully keep pace with and fund technological innovation in the markets in our products and services could have a material adverse impact on our business and results of operation.

We face operational risks that may result in unexpected losses, and we rely significantly on third party vendors.

We face various operational risks that arise from the potential that inadequate information systems, operational problems, failures in internal controls, breaches of our security systems, fraud, the execution of unauthorized transactions by employees, or any number of unforeseen catastrophes could result in unexpected losses.  Additionally, third party vendors and service providers provide key components of our business infrastructure (such as internet connections, network access, data reporting and data processing) and support our operations and sales efforts.  We cannot be sure that we will be able to maintain relationships with third-party vendors and service providers on favorable terms.  Some of these providers are associated with our competitors.  The loss of these third party relationships could produce disruption of service and lead to significant costs and delays in connection with replacing these services.  Any problems caused by third parties or disruption in the services provided by them, or any reputational risk or damage that we may suffer as a result of problems or disruptions, could adversely affect our ability to deliver products and services to our customers and otherwise meet customer needs as well as adversely affect our reputation, operations, revenues, expenses, and results of operations.

We may seek to raise additional capital in the future to enhance capital levels, improve capital ratios, or increase liquidity available for operations and other opportunities.

We are not restricted from issuing additional shares of our common stock or preferred stock.  In the event we desire to raise additional capital, any equity or debt financing, if available at all, may not be available on terms that are favorable to the Company.  In the case of equity financings, the issuance of additional common stock, convertible preferred stock, warrants, or other convertible securities or the exercise of such securities could be substantially dilutive to holders of our common stock and securities issued in such financings may have rights, preferences and privileges that are senior to those of our current shareholders.  Any debt financing may include covenants that restrict our operations and interest charges that detract from future earnings.  In the event additional capital is unavailable on acceptable terms through available financing sources, we may instead take steps to preserve capital, such as reduced lending activity, and we may not be able to take advantage of opportunities that might otherwise be available to us.

Rapidly changing interest rates could reduce our net interest margin, net interest income, fee income and net income.

Interest and fees on loans and investment securities, net of interest paid on deposits and borrowings, are a large part of our net income.  Interest rates are a key driver of our net interest margin and are subject to many factors beyond our control.  As interest rates change, net interest income is affected.  It could also lead to decreased demand for loans and other products that are priced based on interest rates.  Rapid increases in interest rates could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities.  Rapid decreases in interest rates could result in interest income decreasing faster than interest expense, for example, if management is unable to match decreases in earning assets yields, with reduced rates paid on deposits or borrowings.  Periods of low market interest rates, such as we have today, adversely affect our net interest spread and net interest income because our earning assets yield decreases and stays low during a time that our cost of interest bearing liabilities is already low and cannot be correspondingly reduced further.  For more information regarding interest rates, see the discussion under the section “Quantitative and Qualitative Disclosures about Market Risk” in Item 7A of our Form 10-K for year ended December 31, 2009.

Market and other constraints on our loan origination volumes may lead to continued pressure on our interest and fee income.

Due to the poor economic conditions in the markets in which we operate and other factors, we expect continued pressure on new loan originations in the near term, particularly with respect to construction loans.  If we are unable to increase loan volumes, there will be continued pressure on our interest income and fees generated from our lending operations.  Unless we are able to offset the lower interest income and fees with increased activity in other areas of our operations, our total revenues may decline relative to our total noninterest expenses.  We expect that it may be difficult to find new revenue sources in the near term.

We face liquidity risks in the operation of our business.

Liquidity is crucial to our operations.  Liquidity risk is the potential that we will be unable to fund increases in assets or meet payment obligations, including obligations to depositors, as they become due because of an inability to obtain adequate funding or liquidate assets.  The Company is dependent upon cash dividends from the Bank for most of its liquidity, and the Bank is currently unable to pay dividends without regulatory consent.  Funding illiquidity may arise at the Bank if we are unable to attract core deposits or renew at acceptable pricing long or short-term borrowings from the overnight inter-bank market, the Federal Home Loan Bank (the “FHLB”), or the Federal Reserve discount window.  Changes or disruptions to the FHLB system could adversely impact our ability to meet our short-term and long-term liquidity requirements.  Illiquidity may also arise if our regulatory capital levels decrease, our lenders require additional collateral to secure our repayment obligations, or a large amount of our deposits are withdrawn.  Pursuant to the Transaction Account Guarantee (“TAG”) program, the FDIC guarantees all funds held in qualifying noninterest-bearing accounts at participating insured depository institutions.  The expiration of the TAG program (currently scheduled for December 31, 2010, if not extended) may lead to lower deposit volume from withdrawal of demand deposits in excess of $250,000.  If we fail to monitor and control our liquidity risks, there may be materially adverse effects on our results of operations and financial condition.

Our business may be harmed by adverse events at other financial institutions.

Financial institutions are interrelated as a result of trading, clearing, correspondent banking, counterparty, and other relationships and because of regulatory factors, including the operation of the deposit insurance fund.  We enter into transactions with financial services companies, including commercial banks and correspondent banks.  Many of these transactions expose us to credit and bankruptcy risk in the event of a default or bankruptcy by a counter party.  The Bank may also be negatively impacted by the failure of other banks.  For example, as a depository of public funds, the Bank will be assessed, and the Bank is statutorily obligated to pay, a pro rata share of the losses of public funds held at a failed public depository in Oregon and Washington.  In addition, assessments the Bank pays to the FDIC and others, including deposit insurance premiums, increase based on the costs being borne by the FDIC’s bank insurance fund.  The Bank’s insurance and special assessment costs can be expected to increase in the event of additional bank failures or other adverse events affecting the banking system generally or the Bank in particular.

The financial services industry is very competitive.

We face competition in attracting and retaining deposits, making loans and providing other financial services.  Our competitors include other community banks, larger banking institutions, and a wide range of other financial institutions, such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses.  Many of these competitors have substantially greater resources than us.  For a more complete discussion of our competitive environment, see the discussion under the heading “Competition” included in Item 1 of our Form 10-K for the year ended December 31, 2009.  If we are unable to compete effectively, we will lose market share, and income from loans and other products may be reduced.  We are currently in a particularly competitive market for low cost deposits, partly driven by certain competitors being required to boost their deposit funding balances, which has led to increased pressure on our deposit balances and net interest margin.

Significant legal and regulatory actions could subject us to uninsured liabilities, associated reputational risk, and reduced revenues.

From time to time, we are sued for damages or threatened with lawsuits relating to various aspects of our operations.  We may also be subject to investigations and possibly substantial civil money penalties assessed by, or other actions of, federal or state regulators in connection with violations or alleged violations of applicable laws, regulations or standards.  We may incur substantial attorney fees and expenses in the process of defending against lawsuits or regulatory actions and our insurance policies may not cover, or cover adequately, the costs of adverse judgments, civil money penalties, and attorney fees and expenses.  As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations, capital, and financial condition.

We are subject to reputational risk, which is the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, stock price, or general reputation in the markets in which we operate.  Reputational risk is heightened in the instance of publicity surrounding lawsuits or regulatory actions.  We are presently subject to regulatory agreements with the primary regulators for the Company and the Bank.  These agreements restrict our activities.  They also may negatively affect our reputation.

We may be subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property.  In the ordinary course of business, we may foreclose on and take title to properties securing loans.  There is a risk that hazardous or toxic substances will be found on these properties, in which case we may be liable for remediation costs and related personal injury and property damage.  Compliance with environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property.  Environmental indemnifications obtained from borrowers and their principals or affiliates may not adequately compensate the Bank for losses related to environmental conditions.

Inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including, but not limited to, major revenue generating functions such as our loan and deposit portfolios.  The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues and results of operations.

The recession negatively impacts payment systems, trust and investment revenues.

Reduced transaction volume and lower average transaction amounts associated with reduced economic activity and the recessionary environment may result in declining fees from credit and debit cards, merchant relationships, and other business lines.  Additionally, a weak economy may adversely affect the equity markets, which in turn, would reduce our trust and investment sales revenues.

Decreased loan sales volumes and lower gains on sales of mortgage and Small Business Administration (“SBA”) loans, and loan repurchase obligations, could adversely affect our net income.

We originate and sell mortgage loans and the guaranteed portion of SBA loans.  Changes in interest rates affect demand for our loan products and the revenue realized on the sale of the loans.  The Consent Order also affects our preferred status as an SBA lender and may result in a suspension of our ability to originate and sell mortgage loans to our correspondent lenders.  These limitations consequently reduce our ability to originate and sell SBA and mortgage loans for a gain resulting in lower income from gains on sales of loans.  A decrease in the volume of loans sold may reduce associated revenues and net income.  In addition, in the event of one or more breaches of warranties and representations made by us in connection with loan sales, we may be contractually obligated to repurchase loans sold to correspondent lenders in the secondary market.  Any reductions in revenues associated with loan sales or repurchases of loans previously sold may adversely affect the results of our lending operations.

We rely on the Federal Home Loan Bank of Seattle (the “Seattle FHLB”) as a source of liquidity, and it may be experiencing liquidity problems of its own.

We are highly dependent on the Seattle FHLB as a source of liquidity and to meet our borrowing needs.  Changes or disruptions to the Seattle FHLB or the FHLB system in general, may materially impair our ability to meet our liquidity requirements, including short- and long-term borrowing needs.  The Seattle FHLB announced that it met all minimum regulatory capital requirements as of September 30, 2009.  However, the Federal Housing Finance Agency exercised its discretionary authority to reaffirm Seattle FHLB’s “undercapitalized” classification.  As a result, the Seattle FHLB cannot pay dividends on its common stock and cannot repurchase or redeem common stock.  Based on the foregoing, there can be no assurance the Seattle FHLB will have sufficient resources to continue to fund our borrowings at their current levels or the amounts available to us, which could have an adverse effect on the Bank's liquidity.  It is also possible that the Seattle FHLB will require its members, including the Company, to contribute additional capital to the Seattle FHLB.

At March 31, 2010, we had stock in the Seattle FHLB totaling $12.1 million.  As of December 31, 2009, we did not recognize an impairment charge related to our stock holdings in the Seattle FHLB despite its reported financial difficulties.  There can be no assurance, however, that future negative changes to the financial condition of the Seattle FHLB may not require us to recognize an impairment charge with respect to these holdings.

RECENT DEVELOPMENTS

As of the date of this prospectus supplement, the Company's second quarter 2010 is not yet complete. Based on management's interim financial information and internal forecasts, the Company is expecting a loss in the range of $.03 to $.05 per diluted share for the second quarter of 2010.  The Company's estimated loss per diluted share includes an anticipated approximately $2.8 million (or $.03 per share) income tax expense that is the result of a $3.5 million increase to the Company's deferred tax asset valuation allowance offset in part by an expected $.7 million increase in unrealized gains on securities.

The $3.5 million increase in deferred tax asset valuation allowance was primarily the result of adjustments made to the Company's 2009 tax estimates in conjunction with finalizing its 2009 income tax returns and the application of net operating losses to prior periods, and the resulting tax refund of $27.9 million received in June 2010. Going forward, the Company will continue to review the deferred tax asset valuation allowance on a quarterly basis. Any future reversals of the deferred tax asset valuation allowance would decrease the Company’s income tax expense and increase its after tax net income in the periods of reversals. The Company’s future deferred tax asset valuation allowance will be impacted by, among other things, the effect of changes in market interest rates on the gross unrealized gain on the Company’s investment portfolio.

In addition, the Company may in the near term elect to prepay up to $100 million in long-term Federal Home Loan Bank of Seattle advances, and in such event would incur a prepayment fee of approximately $3 million in the period in which it would occur.  During the second quarter 2010, the Federal Home Loan Bank of Seattle made available to the Company a credit line for short-term borrowings based upon the amount of investment securities pledged with the FHLB.

The Company expects that trends regarding the Company's capital ratios, total nonperforming assets and provisioning for credit losses will be largely consistent with the Company's first quarter results.

The financial data underlying these expectations were prepared for internal forecasting and other purposes and were not prepared with a view toward complying with generally accepted accounting principles due to the interim nature of such data. The Company's financial forecasts are not facts and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the Company's financial forecasts. These forecasts are “forward-looking statements” and actual results may differ materially from them; see "Cautionary Note Regarding Forward-Looking Statements" on page S-3 and “Risk Factors” beginning on page S-6 of this prospectus supplement.

Current Enforcement Actions

Bank Consent Order.

The Bank stipulated to the issuance of the Consent Order effective as of October 22, 2009.  The Consent Order was a result of the FDIC’s and DFCS’s Joint Report of Examination as to the condition of the Bank as of December 31, 2008 (the “Report”).  The Consent Order required that the Bank comply with or achieve, among others, the following objective requirements:

•         achieve by December 31, 2009, and maintain during the life of the Consent Order, a Tier 1 capital to total assets leverage ratio (“leverage ratio”) of not less than 10 percent and a total risk-based capital ratio of not less than 12 percent;

•         within 30 days of the Consent Order, eliminate from its books, by charge-off or collection, all assets classified “Loss” in the Report;

•         except for unfunded commitments, extend no additional credit to any borrower who has a loan that has been charged-off or classified as “Loss” in the Report, and is uncollected;

•         except for unfunded commitments, extend no additional credit to any borrower who has a loan that has been classified “Substandard” or “Doubtful” in the Report, without the approval of a majority of the Bank’s board or senior loan committee and the collection of all past due interest;

•         reduce assets classified “Substandard” in the Report in relation to Tier 1 capital plus the allowance for loan losses, to: (i) not more than 90 percent within 90 days of the Consent Order; (ii) not more than 70 percent within 180 days of the Consent Order; and (iii) not more than 50 percent within 270 days of the Consent Order;

•         within 60 days of the Consent Order, develop or revise, adopt and implement a written liquidity and funds management policy, including with respect to maintaining a minimum Primary Liquidity Ratio (defined as the sum of net cash, short-term and marketable assets divided by the sum of net deposits and short-term liabilities) of 15 percent and a Net Non-Core Funding Dependency Ratio (defined as noncore liabilities, less short term investments divided by long term assets) of 25 percent;

•         pay no cash dividends without the prior written consent of the FDIC and DFCS;

•         notify the FDIC and DFCS prior to adding any individual to the Bank’s board of directors or employing any individual as a senior executive;

•         within 90 days of the Consent Order, obtain an independent study of the management and personnel structure of the Bank to determine whether additional personnel are needed for the safe and profitable operation of the Bank; and

•         not solicit, accept, renew or roll over brokered deposits unless it has applied for and been granted a waiver of this prohibition by the FDIC.

In addition, the Consent Order requires the Bank to: analyze, plan for and continue to reduce credit concentrations with respect to Commercial Real Estate (“CRE”) and Acquisition, Development, and Construction (“ADC”) loans; revise its Concentration Policy to limit concentration for CRE and ADC loans; maintain a fully funded allowance for loan and lease losses; continue to reduce all adversely classified assets; develop a written asset disposition plan for each classified asset greater than $750,000; put in place effective policies and procedures for the reduction and collection of delinquent loans; strengthen the effectiveness of the internal loan reviews; strengthen its appraisal review process; strengthen its Suspicious Activity Reporting practices and provide enhanced training to all Bank personnel; correct all credit data and collateral documentation exceptions noted in the Report; prepare and submit a three-year strategic and profit plan; eliminate or correct all violation of law or other deficiencies noted in the Report and make written progress reports quarterly.

The Bank believes it has achieved material compliance with the objective requirements and quantitative limitations on various measures described above.  Following the October 2009 private capital raise and the first quarter 2010 rights offering, the Bank’s leverage and capital ratios are in excess of the requirements in the Consent Order.  With respect to reductions in the Bank’s ratio of "Substandard" assets to Tier 1 capital plus allowance for loan losses, the Bank believes it has reduced this ratio and was in compliance with the Consent Order at March 31, 2010.  The Bank has also achieved compliance with requirements under the Consent Order as to its Primary Liquidity Capital Ratio and Net Non-Core Funding Deficiency Ratio as of March 31, 2010.

In the case of the directives which are more subjective in nature, although the Bank believes that it has complied with these directives in all material respects, compliance will be determined by the FDIC and DFCS in their sole discretion at a subsequent examination or visitation.

Whether the Bank will maintain compliance throughout the applicable compliance periods and if or when the Consent Order and/or Written Agreement will be lifted or deemed satisfied will depend on several factors beyond the Bank's control.  For more information regarding risks facing the Company and the Bank, see the discussion under the section entitled “Risk Factors.”

For more information regarding the Bank and the Company’s capital and leverage ratios, see the discussion under the section “Capital Resources” in Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our Form 10-Q for the quarter ended March 31, 2010.

Holding Company Written Agreement.

On December 15, 2009, the Company entered into the Written Agreement.  As long as the Written Agreement is in effect, the Company may not:

•         declare or pay any dividends or purchase or redeem any shares of our stock without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS;

•         directly or indirectly take dividends or any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Reserve Bank and the DFCS;

•         make any payments of interest or principal on subordinated indebtedness or trust preferred securities without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS; or

•         directly or indirectly incur, increase, or guarantee any debt without the prior written approval of the Reserve Bank and the DFCS.

Pursuant to the Written Agreement, the Company has submitted a Capital Plan to address its capital needs and that of the Bank and a Cash Flow Projection delineating its sources and uses of cash for debt service, operating expenses and other purposes.  The Written Agreement also requires the Company to give notice of any proposed appointment of a new director or senior executive, or changing the responsibilities of any senior executive, and to make periodic written reports with respect to its compliance with the Written Agreement.

Use of Proceeds

We currently expect to use the proceeds from the sale of our common stock from time to time hereunder for general corporate purposes.  Among the possible uses of proceeds are potential strategic and financial initiatives, including prepayment of long-term indebtedness and supporting the capital of the Company and the Bank in connection with possible asset sale opportunities that may arise (which in some cases could include asset sales at levels less than then-current book value).  The precise amounts and timing of the application of proceeds will depend on the attractiveness of the terms and conditions of any such strategic and financial initiatives relative to alternatives, as well as the current and prospective capital requirements of West Coast Bancorp and its subsidiaries and affiliates, including the Bank.

Price Range of Common Stock and Dividend Policy

Our common stock is listed and traded on the NASDAQ under the symbol “WCBO.”  The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ and the cash dividends declared on the common stock.  As of June 23, 2010, we had approximately 93,724,661 shares of common stock outstanding.  The last reported sales price of our common stock on the NASDAQ on June 23, 2010 was $2.87 per share.

	High	Low	Dividends Declared
2010
Second quarter (through June 23, 2010)..................................	$3.75	$2.52	$0.00
First quarter...............................................................................	$3.05	$2.00	$0.00
2009
Fourth quarter...........................................................................	$2.82	$1.95	$0.00
Third quarter..............................................................................	$3.40	$1.44	$0.00
Second quarter...........................................................................	$4.69	$1.75	$0.01
First quarter...............................................................................	$6.75	$1.06	$0.01
2008
Fourth quarter............................................................................	$15.53	$3.61	$0.01
Third quarter.............................................................................	$22.99	$6.904	$0.01
Second quarter...........................................................................	$15.21	$8.63	$0.135
First quarter...............................................................................	$18.785	$10.51	$0.135

Holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors.  On September 23, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities.  We may not pay any cash dividends on our common stock until we are current on interest payments on our outstanding junior subordinated debentures.  In addition, cash dividends from the Bank are the primary source of funds for payment of cash dividends to our shareholders, and under the Consent Order the Bank is currently prohibited from paying cash dividends without the prior consent of the FDIC and the DFCS.  We are also prohibited from paying dividends under the Written Agreement without the prior consent of the Reserve Bank and the DFCS.

The Oregon Business Corporation Act, applicable to the Company, allows an Oregon business corporation to make a distribution, including payment of a dividend, only if, after giving effect to the distribution, in the judgment of the board of directors:  (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The Bank may not pay cash dividends if such payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements.  In addition, under the Oregon Bank Act, the amount of any dividend paid by the Bank may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months unless the debt is fully secured and in the process of collection; all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and all accrued expenses, interest and taxes of the Bank.  In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice.  The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

Description of Capital Stock

The following summary is not complete.  For additional information with respect to our capital stock, you should refer to the sections entitled “Description of Common Stock” and “Description of Preferred Stock,” in the accompanying prospectus, including with respect to the descriptions of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock contained therein, as well as refer to Oregon law, our Restated Articles of Incorporation, and our By-Laws.

 The authorized capital stock of West Coast Bancorp consists of 250,000,000 shares of common stock, and 10,000,000 shares of preferred stock, of which 571,151 shares are currently designated as mandatorily convertible cumulative participating preferred stock, Series A (“Series A Preferred Stock”), 600,000 shares are currently designated as mandatorily convertible cumulative participating preferred stock, Series B (“Series B Preferred Stock”), and 2,500,000 shares are currently designated as Series C Junior Participating Preferred Stock (“Series C Preferred Stock”).  As of June 23, 2010, there were 93,724,661 shares of common stock, no shares of Series A Preferred Stock, 121,328 shares of Series B Preferred Stock, and no shares of Series C Preferred Stock outstanding.  The Company also had outstanding Class C Warrants to purchase an aggregate of 240,000 shares of Series B Preferred Stock.  The outstanding shares of Series B Preferred Stock (including such shares issuable upon exercise of the Class C Warrants) are convertible into 18,066,400 shares of common stock upon transfer to a third-party transferee in a widely dispersed offering in accordance with the preferred stock’s terms, subject to anti-dilution adjustments.

Common Stock

Our Restated Articles of Incorporation authorize us to issue up to 250,000,000 shares of common stock, no par value.  Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.  Additional shares of authorized common stock may be issued, as determined by our Board of Directors from time to time, without shareholder approval, except as may be required by applicable NASDAQ requirements.

Voting Rights.  Holders of our common stock are entitled to one vote per share with respect to each matter presented to shareholders for vote, except as may be provided in connection with our preferred stock, or as may otherwise be required by law or our Restated Articles of Incorporation.  The common stock does not have cumulative voting rights.

Dividends.  Subject to the prior rights of holders of our preferred stock, holders of common stock are entitled to receive such dividends if, as and when lawfully declared from time to time by our Board of Directors.  On September 23, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities.  We may not pay any cash dividends on our common stock until we are current on these interest payments.  In addition, cash dividends from West Coast Bank are the primary source of funds for payment of cash dividends to our shareholders, and under the Consent Order, the Bank is currently prohibited from paying cash dividends without the prior consent of the FDIC and the DFCS.  West Coast Bancorp is also prohibited from paying dividends under the Written Agreement without the prior consent of the Reserve Bank and the DFCS.  We do not know when the Bank will receive regulatory approval to pay dividends to us in the future or when we will receive regulatory approval to accept any such dividends or pay dividends.  Our preferred stock also features restrictions on dividend payments to holders of our common stock and has preference over our common stock with respect to the payment of dividends.  Bank regulatory requirements, capital guidelines and federal and state law may also limit our ability to pay dividends.

Liquidation.  Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to shareholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of our preferred stock are entitled.

Other Rights.  The common stock does not have preemptive, subscription or conversion rights.

Listing.  Our common stock is listed on the NASDAQ Global Select Market under the symbol “WCBO.”

Transfer Agent.  Wells Fargo Bank, National Association, is the transfer agent and registrar for our common stock.

Fully Paid.  The outstanding shares of our common stock are fully paid and non-assessable.  This means the full purchase price for the shares has been paid and the holders of the shares will not be assessed any additional amounts for the shares.

Preferred Stock

Under our Restated Articles of Incorporation, we have authority to issue up to 10,000,000 shares of preferred stock, no par value per share.  As described further below, we currently have three designated series of preferred stock, the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.

Subject to Oregon law and the terms of our Restated Articles of Incorporation, our Restated Articles of Incorporation authorize our Board of Directors to, without further approval of the shareholders, issue preferred stock from time to time in one or more series, provided that such issuance shall be subject to the affirmative vote of the holders of a majority of the shares present and entitled to vote at a meeting at which such action is submitted for approval if our Board of Directors has received notice of or is otherwise aware of any transaction or other event pursuant to which: (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, a subsidiary of the Company, an employee benefit or similar plan sponsored by the Company, or a person permitted to file reports of beneficial ownership of our common stock on Schedule 13G under the Exchange Act, is or proposes to become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 10 percent or more of the combined voting power of the Company’s then outstanding securities; or (2) the Company or any of its subsidiaries representing 50 percent or more of its assets would be a party to a merger or consolidation in which less than 50 percent of the outstanding voting securities of the surviving or resulting company or such surviving or resulting company’s parent would be owned in the aggregate by persons who were shareholders of the Company immediately prior to such merger or consolidation.

Our Board of Directors, without stockholder approval, can authorize preferred stock to be issued with voting, conversion and other rights that could adversely affect the voting power and other rights of our common stockholders or other outstanding series of preferred stock.  Our Board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series.  Among the specific matters that may be determined by the board are: (1) the rate of dividends, if any; (2) whether dividends, if any, will be cumulative or non-cumulative; (3) the terms of redemption, if any; (4) the terms of any sinking fund providing for the purchase or redemption of shares of each series; (5) the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; (6) rights and terms of conversion or exchange, if any; and (7) voting rights, if any.

Shares of our preferred stock, when issued against full payment of their purchase price, will be validly issued, fully paid and non-assessable.

Series A Preferred Stock.

The number of authorized shares of Series A Preferred Stock is 571,151.  Shares of Series A Preferred Stock have no par value and the liquidation preference of the Series A Preferred Stock is $100 per share.  There are no shares of Series A Preferred Stock presently outstanding, and the Company has no current intention to issue additional shares of Series A Preferred Stock.  The Company originally authorized 2,000,000 shares of Series A Preferred Stock and issued 1,428,849 shares; however, all 1,428,849 shares of Series A Preferred Stock that were issued were mandatorily converted into 71,442,450 shares of common stock in accordance with the terms of the Series A Preferred Stock and, in accordance with such terms, have resumed the status of authorized but unissued preferred stock, undesignated as to series and available for future issuance.

Series B Preferred Stock

Authorized Shares and Liquidation Preference.  The number of authorized shares of Series B Preferred Stock is 600,000.  Shares of Series B Preferred Stock have no par value and the liquidation preference of the Series B Preferred Stock is $100 per share.

Ranking.  The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (1) on a parity with our other authorized series of preferred stock and with each other class or series of preferred stock, established after the date of issuance of the Series B Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company, and (2) senior to our common stock and each other class or series of capital stock outstanding or established after the date the Series B Preferred Stock is first issued, the terms of which expressly provide that it ranks junior to the Series B Preferred Stock as to dividend rights and/or as to rights on liquidation, winding-up and dissolution of the Company.  The Company has the right to authorize and issue additional shares or classes or series of junior securities or parity securities without the consent of the holders of Series B Preferred Stock.

Dividends.  If our Board of Directors declares and pays a cash dividend in respect of any shares of common stock, then our Board is required to declare and pay to the holders of the Series B Preferred Stock a cash dividend in an amount per share equal to the product of (2) the per share dividend declared and paid in respect of each share of common stock and (2) the number of shares of common stock into which each share of Series B Preferred Stock is then convertible.

As described above, we may not pay any cash dividends on preferred stock until we are current on interest payments on our outstanding junior subordinated debentures.  In addition, cash dividends from the Bank are the primary source of funds for payment of cash dividends to our shareholders, and under the Consent Order the Bank is currently prohibited from paying cash dividends without the prior consent of the FDIC and the DFCS.  We are also prohibited from paying dividends under the Written Agreement without the prior consent of the Reserve Bank and the DFCS.

Restrictions on Repurchase of Junior Securities.  For as long as the Series B Preferred Stock remains outstanding, subject to limited exceptions, the Company is prohibited from paying dividends on any share of our common stock or other junior securities and from redeeming, purchasing or acquiring any shares of our common stock or other junior securities if and for so long as declared dividends on the Series B Preferred Stock for the then-current dividend period have not been paid in full (or alternatively, declared and a sum sufficient for the payment thereof set aside for all outstanding shares of Series B Preferred Stock).

Rights Upon Liquidation.  In the event the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series B Preferred Stock will be entitled, for each share of Series B Preferred Stock held, to (1) the liquidation preference per share of Series B Preferred Stock, plus any accrued but unpaid dividends, plus (2) an amount equal to the liquidation amount payable on an as-converted basis on the number of shares of common stock into which such shares of Series B Preferred Stock could have been converted on a date at least ten business days before the first liquidating distribution is made on Series B Preferred Stock.  In the event the assets of the Company available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on any parity securities, holders of Series B Preferred Stock and the holders of parity securities will share ratably in any distribution of assets of the Company in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

Redemption.  The Series B Preferred Stock is not redeemable.

Mandatory Conversion.  Each share of Series B Preferred Stock mandatorily converts into shares of our common stock following completion of the transfer of that share to a third party in (1) a widespread public distribution, (2) a transfer in which no transferee (or group of associated transferees) would receive more than 2% of any class of voting securities of the Company or (3) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the holder.  To the extent that conversion of the Series B Preferred Stock would cause the holder to be subject to the receipt of required regulatory approvals, delivery of our common stock would be delayed until any required regulatory approvals are obtained.

The number of shares of our common stock into which a share of Series B Preferred Stock will be convertible will be determined by dividing the base value by the then applicable conversion price.  Cash will be paid in lieu of any fractional shares issuable upon any conversion based on the price of our common stock at the time.  The initial conversion price of Series B Preferred Stock is $2.00 per share of common stock into which it is converted and the initial number of shares into which one share of Series B Preferred Stock is convertible is 50.

Anti-Dilution Provision.  The conversion price of Series B Preferred Stock is subject to customary anti-dilution adjustments, which will be made (subject to certain exceptions) in the event that we take certain actions described in our Restated Articles of Incorporation and in the accompanying prospectus.

Voting Rights.  Except as set forth below, holders of Series B Preferred Stock will not have any voting rights.  So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Restated Articles of Incorporation, the vote or consent of the holders of three-quarters of the outstanding shares of Series B Preferred Stock voting as a single class with all other classes and series of parity stock having similar voting rights then outstanding, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for (1) any amendment of our Restated Articles of Incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets on our liquidation, (2) any amendment, alteration or repeal (including by means of a merger, consolidation or otherwise) of any provision of our Restated Articles of Incorporation or our Bylaws that would alter or change the rights, preferences or privileges of the Series B Preferred Stock so as to affect them significantly and adversely or (3) the consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or a merger or consolidation of the Company with another entity, except that holders will have no right to vote under this provision or under Oregon law if the Company shall have complied with certain notice requirements with respect to such transaction

Transfer Agent.  Wells Fargo Bank, National Association, serves as the transfer agent, registrar, payment agent and conversion agent for our Series A Preferred Stock and Series B Preferred Stock.

Series C Preferred Stock

The Series C Preferred Stock is issuable in connection with, and pursuant to, our Tax Benefit Preservation Plan, adopted by our Board of Directors on October 23, 2009, and approved by shareholders at a meeting held on April 27, 2010.  The provisions of the Plan, the associated Preferred Stock Purchase Rights and the Series C Preferred Stock issuable in connection with the Plan are described in detail in the Company’s registration statement on Form 8-A12B filed with the SEC on October 28, 2009 which is incorporated herein by reference.  Our Board adopted the Tax Benefit Preservation Plan in an effort to preserve shareholder value by attempting to protect against a possible limitation on the Company’s ability to use certain tax attributes.  In general, the Tax Benefit Preservation Plan and any related issuance of Series C Preferred Stock would cause substantial dilution to any person or group who attempts to acquire a significant interest in the Company without advance approval from our Board.  Specifically, the Tax Benefit Preservation Plan will work to impose a significant penalty on any person or group which becomes the “Beneficial Owner” (as such term is defined in the Tax Benefit Preservation Plan) of 4.9% or more of the Company’s outstanding common stock after October 23, 2009, without the approval of the Board.  A shareholder who was a Beneficial Owner of 4.9% or more of the outstanding common stock as of October 23, 2009, will not trigger the rights so long as such shareholder does not (i) become the Beneficial Owner of additional shares of common stock representing 0.2% or more of the shares of common stock then outstanding or (ii) become the Beneficial Owner of less than 4.9% ownership of the outstanding common stock and then reacquire shares that would result in such shareholder becoming the Beneficial Owner of 4.9% or more of the outstanding common stock.  The Board may, in its sole discretion, exempt any person or group for purposes of the Tax Benefit Preservation Plan if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests.

Certain U.S. Federal Tax Considerations
For Non-U.S. Holders Of Our Common Stock

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment).  For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•         a citizen or resident of the United States;

•         a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•         an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•         a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect).  This discussion does not address the tax consequences of the ownership and disposition of our common stock arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes.  This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.  PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate.  A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements.  Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States.  Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•         the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•         the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•         we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates.  If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain.  An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder.  These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty.  Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States.  However, if a non-U.S. holders sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).  Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the code).

Backup withholding is not an additional income tax.  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner.  Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

 Certain Benefit Plan Considerations

The following is a summary of certain considerations associated with the acquisition, holding and, to the extent relevant, disposition of our common stock by or to an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, a plan described in Section 4975 of the “Code”, including an individual retirement account (“IRA”) or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (“Similar Laws”) and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity (each of which we refer to as a “Plan”).

THIS DISCUSSION IS BASED ON CURRENT PROVISIONS OF THE CODE, TREASURY REGULATIONS PROMULGATED THEREUNDER, ERISA AND U.S. DEPARTMENT OF LABOR REGULATIONS PROMULGATED THEREUNDER, JUDICIAL OPINIONS, PUBLISHED POSITIONS OF THE INTERNAL REVENUE SERVICE AND U.S. DEPARTMENT OF LABOR, AND OTHER APPLICABLE AUTHORITIES, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT).  THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF U.S. AND SIMILAR LAWS THAT MAY BE IMPORTANT TO A PLAN IN LIGHT OF THAT PLAN’S PARTICULAR CIRCUMSTANCES, AND DOES NOT ADDRESS ANY PARTICULAR ASPECTS OF NON-U.S. LAWS AND OTHER SIMILAR LAWS.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan with its fiduciaries or other interested parties.  In general, under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.  Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to similar prohibitions under Similar Laws.

In considering the acquisition and holding of our common stock with a portion of the assets of any ERISA Plan or other Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan or other Plan, and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA prohibits ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, and Section 4975 of the Code imposes an excise tax on certain “disqualified persons,” within the meaning of Section 4975 of the Code, who engage in similar transactions, in each case unless an exemption is available.  A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to other penalties and liabilities under ERISA and the Code.  In addition, a fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.  In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.

We and certain of our affiliates, may be a party in interest or disqualified person with respect to a Plan.  As a result, the acquisition, holding and, to the extent relevant, disposition of any of our common stock by an ERISA Plan with respect to which we or certain of our affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is effected and our common stock is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.  In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our common stock.  These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers.  In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control, or render any investment advice, with respect to the assets of any ERISA Plan involved in the transaction and, provided further, that the ERISA Plan pays no more than adequate consideration in connection with the transaction.  There can be no assurance that all of the conditions of any such exemptions will be satisfied at the time that our common stock is acquired by a purchaser, or thereafter, if the facts relied upon for utilizing a prohibited transaction exemption change.

Because of the foregoing, a Plan may not acquire our common stock, unless such acquisition and holding of such securities will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or similar violation of any applicable Similar Laws.

Representation

Any person acquiring and holding our common stock will be deemed to have represented and warranted that either (i) it is not a Plan and no portion of the assets used to acquire or hold such securities constitutes assets of any Plan or (ii) the acquisition, holding and, to the extent relevant, disposition of our common stock will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering an acquisition of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of our common stock.  The acquisition, holding and, to the extent relevant, disposition of our common stock by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Plan of Distribution

We have entered into a sales agency agreement with Sandler O’Neill dated June 23, 2010, under which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $30,000,000 through Sandler O’Neill as our sales agent.  Sales of the shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus will be made by means of ordinary brokers’ transactions on NASDAQ, or other transactions at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices.  As sales agent, Sandler O’Neill will not engage in any stabilizing transactions in our common stock in violation of Rule 104 of Regulation M.

Sandler O’Neill will offer our common stock subject to the terms and conditions of the sales agency agreement on a daily basis or as otherwise agreed upon by us and Sandler O’Neill.

Upon its acceptance of written instructions from us, Sandler O’Neill will use its commercially reasonable efforts as our sales agent to sell on our behalf all of the designated shares of our common stock under the terms and subject to the conditions set forth in the sales agency agreement.  We will instruct Sandler O’Neill as to the amount of common stock to be sold by it.  We may instruct Sandler O’Neill not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction.  We or Sandler O’Neill may suspend the offering of our common stock under certain circumstances under the sales agency agreement by notifying the other party.

Sandler O’Neill will receive from us a commission equal to 2.75% of the gross sales price per share for any shares sold through it as our sales agent under the sales agency agreement unless the parties agree otherwise.  The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares.  We have agreed to reimburse Sandler O’Neill for legal expenses incurred by them subject to certain limitations.  We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to Sandler O’Neill under the sales agency agreement, will be approximately $600,000.

Sandler O’Neill will provide written confirmation to us following the close of trading on NASDAQ each day in which shares of common stock are sold by it for us under the sales agency agreement.  Each confirmation will include the number of shares sold on that day, the gross sales price per share, the net proceeds to us and the compensation paid by us to Sandler O’Neill in connection with the sales of common stock.

Settlement for sales of shares of our common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for payment of the net proceeds to us.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the sales agency agreement, we also may sell shares of our common stock to Sandler O’Neill, as principal for its own account, at a price agreed upon at the time of sale.  If we sell shares to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will may enter into a separate terms agreement with Sandler O’Neill, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

We will report in a prospectus supplement and/or our filings under the Exchange Act at least quarterly the number of shares of our common stock sold through Sandler O’Neill under the sales agency agreement, the net proceeds to us and the compensation paid by us to Sandler O’Neill in connection with the sales of our common stock.

In connection with the sale of common stock on our behalf, Sandler O’Neill may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Sandler O’Neill may be deemed to be underwriting commissions or discounts.  We have agreed in the sales agency agreement to indemnify Sandler O’Neill against certain specified liabilities, including liabilities under the Securities Act, or to contribute to payments that Sandler O’Neill may be required to make because of those liabilities.

In the ordinary course of their business, Sandler O’Neill and/or its affiliates have engaged and may engage in commercial and investment banking transactions, financial advisory and other transactions with us.  They have received, or may receive, customary compensation and expenses.  Among other things, Sandler O’Neill may purchase, as principal, loans originated or sold by us.  To the extent required by Regulation M, Sandler O’Neill will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

The offering of shares of our common stock pursuant to the sales agency agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the sales agency agreement and (2) the termination of the sales agency agreement by us or by Sandler O’Neill.

Validity of Common Stock

The validity of the shares of common stock we are offering will be passed upon for us by Miller Nash LLP, Portland, Oregon.

Experts

The consolidated financial statements incorporated into this prospectus supplement by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$30,000,000

West Coast Bancorp

Common Stock

PROSPECTUS SUPPLEMENT

(To prospectus dated April 30, 2010)

 June 24, 2010